UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in statements filed pursuant to Rule13d-1(a) and Amendments filed pursuant to Rule 13d-2(a)

Under the Securities and Exchange Act of 1934

(Initial Filing)

interclick, inc.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ora Fisher, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

October 31, 2011

(Dates of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458483203 13D
1	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Yahoo! Inc. 77-0398689
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,846,884 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,846,884 (1)

11	Aggregate amount beneficially owned by each reporting person 4,846,884 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% (2)
14	Type of reporting person CO

(1)	Beneficial ownership of shares of common stock of interclick, inc., par value $0.001 per share (“Shares”) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 4,846,884 Shares includes, as of November 10, 2011, 1,455,510 Shares and vested restricted Shares, 821,290 unvested restricted Shares and 2,570,084 Shares underlying stock options which are currently exercisable or exercisable within 60 days of November 10, 2011.

(2)	Percentage calculations in this Schedule 13D are based upon 25,195,499 Shares outstanding as of October 31, 2011 (pursuant to the capitalization representations of interclick, inc. included in the Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo! Inc., Innsbruck Acquisition Corp. and interclick, inc.).

CUSIP No. 458483203 13D
1	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Innsbruck Acquisition Corp. 45-3615270
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,846,884 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,846,884 (1)

11	Aggregate amount beneficially owned by each reporting person 4,846,884 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.2% (2)
14	Type of reporting person CO

(1)	Beneficial ownership of Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 4,846,884 Shares includes, as of November 10, 2011, 1,455,510 Shares and vested restricted Shares, 821,290 unvested restricted

Shares and 2,570,084 Shares underlying stock options which are currently exercisable or exercisable within 60 days of November 10, 2011.

(2)	Percentage calculations in this Schedule 13D are based upon 25,195,499 Shares outstanding as of October 31, 2011 (pursuant to the capitalization representations of interclick, inc. included in the Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo! Inc., Innsbruck Acquisition Corp. and interclick, inc.).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of interclick, inc., a Delaware corporation (the “Issuer”), par value $0.001 (“Shares”). The principal executive office of Issuer is located at 11 West 19th Street, 10th Floor, New York, New York 10011.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by Innsbruck Acquisition Corp. (“Purchaser”), a Delaware corporation wholly-owned by Yahoo! Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Reporting Persons”).

Parent’s principal offices are located at 701 First Avenue, Sunnyvale, California 94089. The telephone number of Parent is (408) 349-3300. Parent is a leading provider of comprehensive online products and services to consumers and businesses worldwide.

Purchaser’s principal offices are located at 701 First Avenue, Sunnyvale, California 94089. The telephone number of Purchaser is (408) 349-3300. Purchaser is a direct wholly-owned subsidiary of Parent and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

The name, business address, present principal occupation or employment, past material occupations, positions, offices or employment for at least the past five years and citizenship of each director and executive officer of each of Purchaser and Parent is set forth on Schedule A to this Schedule 13D. During the preceding five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On October 31, 2011, Parent, Purchaser and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a purchase price of $9.00 per Share, net to the holder thereof in cash, without interest and subject to reduction for any required withholding taxes (the “Offer Price”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, after the consummation of the Offer, Purchaser and Issuer will merge (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Issuer will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The proposed transaction has an estimated equity value of approximately $270 million. Parent has sufficient cash on hand for the consummation of the transactions contemplated by the Merger Agreement, and will make available to Purchaser such funds.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Roger Clark, Keith Kaplan, Michael Brauser, Michael Matthews, Barry Honig, Brett Cravatt, Frank Cotroneo, David Hills and William Wise (each, a “Stockholder,” and together constituting all of the directors and executive officers of Issuer), entered into a Tender and Support Agreement with Parent and Purchaser, dated as of October 31, 2011 (each, a “Support Agreement” and collectively, the “Support Agreements”). Neither Parent nor Purchaser has paid any consideration to the Stockholders in connection with the execution and delivery of the Support Agreements.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which is attached as Exhibit 3 and incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of the Transaction

Merger Agreement

The purpose of the Offer is for Parent and Purchaser to acquire control of, and the entire equity interest in, Issuer. Purchaser’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Merger Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents a majority of the issued and outstanding Shares then outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the expiration or early termination of any applicable waiting period or receipt of required clearance, consent, authorization or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of a Company Material Adverse Effect (as defined the Merger Agreement) and (iv) other conditions set forth in the Merger Agreement. If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors of Issuer that reflects Purchaser’s proportionate voting interest in Issuer.

The purpose of the Merger is for Parent and Purchaser to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The consummation of the Merger is subject to certain closing conditions set forth in the Merger Agreement, including approval by Issuer’s stockholders, if required. As a result of the Merger, each outstanding Share (other than Shares that are held in the treasury of Issuer, and all Shares owned of record by Parent or any of its direct or indirect wholly-owned subsidiaries, including Purchaser, or by any stockholder of Issuer who is entitled to and properly exercises dissenters’ rights under Delaware law) will be converted into the right to receive the Offer Price. From and after the effective time of the Merger, (i) the directors of Purchaser will become the directors of the Surviving Corporation, (ii) the officers of Purchaser will become the officers of the Surviving Corporation, (iii) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read as set forth in the form attached as an exhibit to the Merger Agreement and (iv) the by-laws of the Surviving Corporation will be amended and restated in their entirety to read as set forth in the form attached as an exhibit to the Merger Agreement. Following the Merger, the Shares will no longer be traded on The NASDAQ Global Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

Support Agreements

The Support Agreements were entered into as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the terms and subject to the conditions set forth in the Support Agreement, each Stockholder has agreed, among other matters, to (i) tender (and not withdraw, except under certain circumstances) all Shares beneficially owned by such Stockholder as of the date of the Support Agreement (excluding unvested restricted Shares or unvested or unexercised options to acquire Shares) and any Shares issued to or otherwise acquired or owned by such Stockholder thereafter (collectively, the “Subject Shares”) in the Offer and (ii) support the Merger and the other transactions contemplated by the Merger Agreement and to not exercise any appraisal rights under Delaware law in connection with the Merger. As of November 10, 2011, an aggregate of 4,846,884 Shares (representing approximately 19.2% of the Shares outstanding) are subject to the Support Agreements, consisting of 1,455,510 Shares and vested restricted Shares (representing approximately 5.8% of the Shares outstanding), 821,290 unvested restricted Shares (representing approximately 3.3% of the Shares outstanding) and 2,570,084 Shares underlying stock options owned by the Stockholders which are currently exercisable or exercisable within 60 days of November 10, 2011 (representing approximately 10.2% of the Shares outstanding).

Pursuant to the Support Agreements, and subject to the terms and conditions set forth therein, each such Stockholder has also agreed, among other matters (i) not to transfer any of such Stockholder’s equity interests in Issuer, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement,

(ii) not to take any action that would interfere with the performance of such Stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iii) to vote such Stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger and (iv) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger. Each of the Stockholders also irrevocably granted to, and appointed, Parent and any designee thereof, as Stockholder’s proxy and attorney-in-fact to (i) attend any Issuer stockholder meeting on behalf of Stockholder with respect to the matters described in this paragraph and (ii) vote all of its Subject Shares entitled to vote at such meeting (including taking any applicable action by written consent).

Each Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Stockholder in connection therewith and (iv) the mutual written consent of the parties thereto.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which is attached as Exhibit 3 and incorporated herein by reference.

Except as set forth in this Schedule 13D, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently have any plans or proposals that relate to, or may result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) and (b) Neither Parent nor Purchaser directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Support Agreements, based on information provided by the Stockholders, as of November 10, 2011, an aggregate of 4,846,884 Shares (representing approximately 19.2% of the Shares outstanding) are subject to the Support Agreements, consisting of 1,455,510 Shares and vested restricted Shares (representing approximately 5.8% of the Shares outstanding), 821,290 unvested restricted Shares (representing approximately 3.3% of the Shares outstanding) and 2,570,084 Shares underlying stock options owned by the Stockholders which are currently exercisable or exercisable within 60 days of November 10, 2011 (representing approximately 10.2% of the Shares outstanding). Pursuant to the Support Agreements, Stockholders are not required to tender any unvested restricted Shares in the Offer or exercise and tender any Shares subject to options of the Issuer. Of the 4,846,884 Shares, the Reporting Persons have sole voting and dispositive power with respect to zero Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares. The Reporting Persons may be deemed to share with the signatories of the Support Agreements the power to vote Subject Shares with respect to certain matters described in the Support Agreements. The Reporting Persons also may be deemed to share with the Stockholders the power to dispose of Subject Shares solely to the extent the Support Agreement restricts the ability of the Stockholders to transfer Subject Shares. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons listed in Schedule A to this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent or Purchaser that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the agreements described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by Parent or Purchaser or, to the knowledge of the Reporting Persons, any person listed in Schedule A to this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person listed in Schedule A to this Schedule 13D, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1	Joint Filing Agreement, dated November 10, 2011, by and among Yahoo! Inc. and Innsbruck Acquisition Corp.

2	Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo! Inc., Innsbruck Acquisition Corp. and interclick, inc.

3	Form of Tender and Support Agreement entered into by and among Yahoo! Inc., Innsbruck Acquisition Corp. and certain stockholders of interclick, inc. on October 31, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 10, 2011

YAHOO! INC.

By:	/s/ Michael J. Callahan
Name:	Michael J. Callahan
Title:	Executive Vice President, General Counsel and Secretary

INNSBRUCK ACQUISITION CORP.

By:	/s/ Michael J. Callahan
Name:	Michael J. Callahan
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Joint Filing Agreement, dated November 10, 2011, by and among Yahoo! Inc. and Innsbruck Acquisition Corp.

2	Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo! Inc., Innsbruck Acquisition Corp. and interclick, inc.

3	Form of Tender and Support Agreement entered into by and among Yahoo! Inc., Innsbruck Acquisition Corp. and certain stockholders of interclick, inc. on October 31, 2011.

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

YAHOO! INC. AND INNSBRUCK ACQUISITION CORP.

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089 and the telephone number is (408) 349-3300. Each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roy J. Bostock	Chairman of the board of Parent since January 2008, and a member of the board of Parent since May 2003. Mr. Bostock has served as Vice Chairman of the board of Delta Air Lines, Inc. since October 2008 and as a principal of Sealedge Investments, LLC, since 2002. Mr. Bostock serves as Chairman Emeritus of The Partnership at Drugfree.org (formerly The Partnership for a Drug-Free America), and served as Chairman of the board from December 2002 until February 2010. Mr. Bostock joined the board of Northwest Airlines Corporation, the parent of Northwest Airlines, Inc., in April 2005 and served as the Chairman of the board from May 2007 until its merger with Delta Air Lines, Inc. in October 2008. Previously, Mr. Bostock served as the Chairman of the board and Chief Executive Officer of D’Arcy Masius Benton & Bowles, Inc. and its successor company, The MacManus Group, Inc. Mr. Bostock also currently serves as a director of Morgan Stanley.

Michael J. Callahan	Executive Vice President, General Counsel and Secretary of Parent since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Parent.

David Filo	Chief Yahoo. Mr. Filo has served as an officer of Parent since March 1995, and co-founded Parent in 1995.

Patti S. Hart	Director of Parent since June 2010. Ms. Hart was appointed President and Chief Executive Officer of International Game Technology in April 2009, and has served on its board since June 2006.

Blake Irving	Executive Vice President and Chief Product Officer of Parent since May 2010. Prior to joining Parent, Mr. Irving served as a member of the faculty at Pepperdine University’s Graziadio School of Business and Management in Malibu, California from 2008 to March 2010. Previously, Mr. Irving worked in various positions at Microsoft Corporation from 1992 to 2007, most recently as corporate vice president of Microsoft’s Windows Live Platform group.

Susan M. James	Director of Parent since January 2010. Previously, Ms. James worked as a consultant from June 2006 to December 2009 at Ernst & Young LLP. Ms. James serves as a director of Applied Materials, Inc. and Coherent, Inc. Ms. James also serves as President and on the board of the Tri-Valley Animal Rescue.

Vyomesh Joshi	Director of Parent since July 2005. Mr. Joshi has served as an officer of Hewlett Packard Company since 2001 and as Executive Vice President of Hewlett Packard Company’s Imaging and Printing Group since 2002.

David W. Kenny	Director of Parent since April 2011. Mr. Kenny has served as Senior Advisor of

Akamai Technologies, Inc. since October 2011. Mr. Kenny served as President of Akamai from September 2010 to October 2011 and as a director from July 2007 to October 2011. From June 2008 to June 2010, Mr. Kenny was Managing Partner of VivaKi, which is the media and digital arm of Publicis Groupe S.A. Mr. Kenny served on the Directoire (Management Board) of Publicis Groupe S.A. from January 2008 to June 2010. From August 1997 to May 2008, Mr. Kenny was Chief Executive Officer of Digitas, Inc., a relationship marketing services firm which was acquired by Publicis Groupe S.A. in 2007. Mr. Kenny was a director of Digitas, Inc. from 1997 to 2007 and Chairman and Chief Executive Officer from 1999 to 2007. Mr. Kenny currently serves as a director of Teach For America. Mr. Kenny was a director of The Corporate Executive Board Company from February 1999 to August 2010.

Arthur H. Kern	Director of Parent since January 1996. Mr. Kern also serves as a director of the UCSF Foundation, the Prostate Cancer Foundation and the Tiburon Peninsula Foundation and as a trustee and vice chair of the Environmental Defense Fund. He previously served as a director of Digitas, Inc.

Ross Levinsohn	Executive Vice President, Americas of Parent since November 2010. Previously, Mr. Levinsohn was the co-founder and managing director of Fuse Capital (formerly Velocity Interactive Group) from August 2007 to November 2010 and the President of News Corporation’s Fox Interactive Media from January 2005 to December 2006. Mr. Levinsohn also serves as a director of Freedom Communications.

Timothy R. Morse	Interim Chief Executive Officer and President of Parent since September 2011 and Executive Vice President and Chief Financial Officer of Parent since 2009. Prior to joining Parent, Mr. Morse served as Senior Vice President and Chief Financial Officer of Altera Corporation from January 2007 to June 2009. Prior to 2007, Mr. Morse worked for General Electric.

Brad D. Smith	Director of Parent since June 2010. Mr. Smith has served as President and Chief Executive Officer of Intuit, Inc. and as a director since January 2008. Mr. Smith was Senior Vice President and General Manager of Intuit’s Small Business Division from May 2006 to December 2007 and Senior Vice President and General Manager of Intuit’s QuickBooks from May 2005 to May 2006.

Gary L. Wilson	Director of Parent since November 2001. Mr. Wilson is a private investor and has been General Partner of Manhattan Pacific Partners since May 2009. Mr. Wilson served as Chairman of the board of Northwest Airlines Corporation from April 1997 to May 2007. Mr. Wilson also serves as a director of CB Richard Ellis Group, Inc., a Trustee Emeritus of Duke University, a member of the Board of Overseers of the Keck School of Medicine of the University of Southern California and a director of Millennium Promise.

Jerry Yang	Director of Parent since March 1995 and Chief Yahoo. Currently, Mr. Yang also serves as a director of Cisco Systems, Inc., Yahoo Japan Corporation, Alibaba Group Holding Limited and DotCloud, Inc. Mr. Yang co-founded Parent in 1995.

2. Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and officer of Purchaser. The current business address of each person is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089 and the telephone number is (408) 349-3300. Each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael J. Callahan	Director of Purchaser. Vice President and Secretary of Purchaser. Executive Vice President, General Counsel and Secretary of Parent since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Parent.

Andrew Cring	President of Purchaser. Since December 2009, Mr. Cring has been Senior Vice President, Global Financial Planning & Analysis at Parent. Prior to joining Parent, Mr. Cring worked in various positions at General Electric, most recently as Finance Manager at General Electric Sensing and Inspection from January 2005 to November 2009.

Aman Kothari	Director of Purchaser. Treasurer and Chief Financial Officer of Purchaser. Senior Vice President, Global Controller since October 2010 and Chief Accounting Officer of Parent since December 2009. Mr. Kothari also served as Vice President, Global Controller of Parent from October 2009 to October 2010; Vice President, Corporate Controller of Parent from February 2008 to September 2009; and Vice President, Finance of Parent from April 2005 to February 2008.